KA 3/14

AS 3/15

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46745

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERWYN FINANCIAL SERVICES CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1189 LANCASTER AVENUE
(No. and Street)

BERWYN (City), PA (State) 19312 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN M RYAN (610) 408-9850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIANA CARR O'CONNOR & LYNAM, LLP
(Name – *if individual, state last, first, middle name*)

1500 E LANCASTER AVE (Address), PAOLI (City), PA (State) 19301 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11019902

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM 3/19

OATH OR AFFIRMATION

I, KEVIN M RYAN, swear ~~(or affirm)~~ that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERWYN FINANCIAL SERVICES CORP, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THE FIRM: BFS 800279, BFS 800287, BFS 800457, EDWARD KILLEN: BFS 100404, BFS 601705, BFS 601780, BFS 601853, BFS 601934, BFS 602366. ROBERT KILLEN: BFS 303577, BFS 400033, BFS 400009, BFS 701564, BFS 400068 & BFS 400076

State of PA
County of Chester
February 28, 2011 for Kevin M Ryan

Kevin M Ryan
Signature

PRESIDENT
Title

TMJ
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Tina M. Jacobsen, Notary Public
West Whiteland Twp., Chester County
My Commission Expires June 6, 2013
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERWYN FINANCIAL SERVICES CORP.

Financial Statements and Supplementary Financial Information
For the Years Ended December 31, 2010 and 2009

and

INDEPENDENT AUDITOR'S REPORT

INDEX

SIANA CARR O'CONNOR & LYNAM, LLP
Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

Phone: 610-296-4200 * Fax: 610-296-3659
www.scolcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Berwyn Financial Services Corp.
Berwyn, Pennsylvania

We have audited the accompanying statements of financial condition of Berwyn Financial Services Corp. as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berwyn Financial Services Corp. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siana Carr O'Connor & Lynam, LLP
SIANA CARR O'CONNOR & LYNAM, LLP

February 23, 2011

BERWYN FINANCIAL SERVICES CORP.
Statements of Financial Condition
December 31, 2010 and 2009

Assets	2010	2009
Cash	$ 1,102	$ 1,184
Due from clearing broker	16,345	6,751
Customer receivables	11,929	9,600
Other receivables	3,455	-0-
Investments, at fair value	298,277	263,627
Prepaid expenses	12,389	8,381
Restricted cash	50,000	50,000
Total assets	$393,497	$339,543
Liabilities and stockholders' equity		
Liabilities:		
Due to clearing broker	$ 94,944	$109,511
Accounts payable and accrued expenses	13,105	10,428
Accrued profit sharing expense	-0-	15,285
Total liabilities	108,049	135,224
Stockholders' equity:		
Common stock, $1 par value; 200,000 shares authorized; 19,500 shares issued and outstanding	19,500	19,500
Additional paid-in capital	150,000	150,000
Retained earnings	115,948	34,819
Total stockholders' equity	285,448	204,319
Total liabilities and stockholders' equity	$393,497	$339,543

(The accompanying notes are an integral part of these financial statements.)

BERWYN FINANCIAL SERVICES CORP.
Statements of Operations
For the Years Ended December 31, 2010 and 2009

	2010	2009
Revenues:		
Commissions and fees	$409,376	$383,128
Interest and dividends	25,703	28,313
Realized gain	19,992	-0-
Unrealized gain on investments, net	34,650	54,731
Other	534	8
Total revenues	490,255	466,180
Expenses:		
Depreciation	-0-	348
Dues and subscriptions	507	2,638
Employee benefits	20,023	16,816
Insurance	505	239
Interest	5,522	4,732
Management fee	30,406	25,081
Miscellaneous	1,750	1,938
Office	9,080	7,909
Payroll taxes	9,649	11,969
Professional fees	28,444	18,377
Profit sharing	-0-	15,285
Registration fees and other taxes	11,894	7,874
Rent	13,108	12,936
Salaries and bonuses	149,400	149,631
Trade clearing	127,800	153,842
Travel	1,038	1,169
Total expenses	409,126	430,784
Net income	$ 81,129	$ 35,396

(The accompanying notes are an integral part of these financial statements.)

BERWYN FINANCIAL SERVICES CORP.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2010 and 2009

	Common Stock		Additional Paid-in	Retained Earnings (Accumulated	
	Shares	Amount	Capital	Deficit)	Total
Balance, January 1, 2009	19,500	$19,500	$150,000	$ (577)	$168,923
Net income				35,396	35,396
Balance, December 31, 2009	19,500	19,500	150,000	34,819	204,319
Net income				81,129	81,129
Balance, December 31, 2010	19,500	$19,500	$150,000	$115,948	$285,448

(The accompanying notes are an integral part of these financial statements.)

BERWYN FINANCIAL SERVICES CORP.
Statements of Cash Flows
For the Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net income	$ 81,129	$ 35,396
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation	-0-	348
Unrealized gain on investments, net	(34,650)	(54,731)
(Increase) decrease in:		
Due from clearing broker	(9,594)	6,440
Customer receivables	(2,329)	(1,607)
Other receivables	(3,455)	-0-
Prepaid expenses	(4,008)	(1,092)
Increase (decrease) in:		
Due to clearing broker	(14,567)	(2,904)
Accounts payable and accrued expenses	2,677	2,705
Accrued profit sharing expense	(15,285)	15,285
Net cash used by operating activities	(82)	(160)
Net decrease in cash	(82)	(160)
Cash, beginning	1,184	1,344
Cash, ending	$ 1,102	$ 1,184
Supplemental information:		
Cash paid during the year for:		
Interest	$ 5,522	$ 4,732

(The accompanying notes are an integral part of these financial statements.)

(1) DESCRIPTION OF BUSINESS

Berwyn Financial Services Corp. (the Company) is a broker-dealer and investment advisor that is registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is incorporated under the laws of Pennsylvania and provides brokerage services and financial consulting services to its clientele. As an introducing broker, the Company does not hold cash or securities for its customers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing organization. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing organization.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restricted Cash

Restricted cash is comprised of funds on deposit with the Company's clearing organization.

Investments

Investments consist primarily of mutual funds which invest in equity and debt securities, and are stated at quoted market prices as determined in an active market. Changes in unrealized gains and losses on securities during a reporting period are included in the statements of operations.

Commissions and Fees

Commissions revenue and related expenses are recorded on a trade date basis as securities transactions occur. Advisory fees are recorded quarterly based upon the market value of funds under management at the end of each quarter.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Equipment and Depreciation

The cost of equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Useful lives range from three to five years. All equipment was fully depreciated at December 31, 2010 and 2009.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Concentrations of Risk

Financial instruments which potentially subject the Company to significant concentrations of risk consist principally of investments. Investments are managed by professional advisors. The degree and concentration of risk varies by the type of investment. Management continually monitors the performance of the professional advisors and the financial strength of the financial institutions to minimize its risk.

Reclassifications

Certain prior year balances have been reclassified to conform with the current year's presentation.

(3) RELATED PARTIES

The Company derives a substantial portion of its revenues from three affiliated entities, The Berwyn Fund, Berwyn Income Fund and Berwyn Cornerstone Fund (collectively the Funds). The Funds are managed by The Killen Group, a party related through common ownership and management. Commissions generated from transactions with the Funds represent approximately 48% and 39% of the total commissions and fee revenue of the Company for 2010 and 2009, respectively. Additionally, the Company earns an annual fee from this party for servicing the Funds.

The Company provides investment advisory services which are managed, on behalf of the Company, by the same related party discussed above. The Company pays the related party a management fee of 85% of the advisory fees earned by the Company.

(3) RELATED PARTIES (CONTINUED)

The Company also leases furnished office space from the related party under a lease agreement which expires December 31, 2013. The lease is classified as an operating lease and provides for minimum monthly rentals of $1,078 during 2009 through August 31, 2010 and $1,121 thereafter as well as a percentage of electric and cleaning costs. Future minimum lease payments for each of the next three years total $13,452.

Related party transactions were as follows:

	2010	2009
Commissions revenue earned	$194,980	$149,124
Service fee income	1,450	1,425
Management fee expense	30,406	25,081
Rent	13,108	12,936
Other receivable at December 31 due from the Funds	3,386	-0-
Accounts payable and accrued expenses at December 31 due The Killen Group	13,105	10,428

In addition, during the year ended December 31, 2010, the Company paid one of its stockholders $5,000 for consulting services.

(4) FAIR VALUE MEASUREMENT

The Fair Value Measurements and Disclosures topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset occurs in the principal market for the asset or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the FASB Codification are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset, either directly or indirectly.
- Level 3 are unobservable inputs for the asset and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

(4) FAIR VALUE MEASUREMENT (CONTINUED)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2010 and 2009:

	Level 1	Level 2	Level 3	Total
2010				
Securities owned:				
Mutual funds	$298,277	$-0-	$-0-	$298,277
2009				
Securities owned:				
Mutual funds	$263,627	$-0-	$-0-	$263,627

Investments carried at quoted market values are as follows:

	2010	2009
The Berwyn Fund	$136,068	$109,028
Berwyn Income Fund	117,407	113,069
Berwyn Cornerstone Fund	44,802	41,530
	$298,277	$263,627

(5) DUE TO CLEARING BROKER

Under an agreement with the Company's clearing broker, National Financial Services Corporation, the Company can borrow, on margin, up to 70% of the market value of its investments. The loan is collateralized by the investments described in Note 4. Interest is paid monthly at a variable rate. At December 31, 2010, the interest on the margin account was 6%.

(6) INCOME TAXES

At December 31, 2010, the Company has Federal and state net operating loss carryforwards of approximately $207,000 which expire at various dates through 2029.

At December 31, 2010 and 2009, the Company had a valuation allowance representing 100% of its net deferred tax assets. At December 31, 2007, the Company recorded a reserve because it could not determine whether it was more likely than not that the deferred tax assets arising from the utilization of net operating loss carryforwards would be realized. At December 31, 2010 and 2009, the Company also could not make this determination.

(6) INCOME TAXES (CONTINUED)

The tax effects of the major items recorded as deferred tax assets are:

	2010	2009
Net operating loss	$ 54,500	$ 54,500
Less: valuation allowance	(54,500)	(54,500)
Net deferred income tax asset	$ -0-	$ -0-

The Company is no longer subject to U.S. Federal and State examinations by tax authorities for 2006 and prior.

(7) PROFIT SHARING PLAN

The Company has a profit sharing plan for those employees and officers who meet the eligibility requirements set forth in the plan. Substantially all of the Company's full-time employees are covered by the plan. The amount of the annual contribution to the plan is at the discretion of the Company's Board of Directors. Profit sharing expense was $15,285 in 2009. The Board decided not to make a contribution for 2010.

(8) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $212,933 which was $162,933 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .06 to 1 as of December 31, 2010.

The Company is also required to maintain net capital of $100,000 under its agreement with its clearing broker.

(9) SUBSEQUENT EVENT EVALUATION

The Company has evaluated subsequent events through issuance of the financial statements.

SUPPLEMENTARY

FINANCIAL

INFORMATION

BERWYN FINANCIAL SERVICES CORP.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010

Net capital:	
Total stockholders' equity	$285,448
Less: stockholders' equity not allowable for net capital	-0-
Total stockholders' equity qualified for net capital	285,448
Deductions:	
Non-allowable assets:	
Customer receivables	11,929
Other receivables	3,455
Prepaid expenses	12,389
Total non-allowable assets	27,773
Net capital before haircuts on securities positions	257,675
Haircuts on securities positions	44,742
Net capital	$212,933
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 13,105
Total aggregate indebtedness	$ 13,105
Computation of basic net capital requirement:	
Net capital requirement	$ 50,000
Net capital	212,933
Excess of net capital	$162,933
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement	$152,933
Ratio of aggregate indebtedness to net capital	.06 to 1

BERWYN FINANCIAL SERVICES CORP.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010

Not Applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.

BERWYN FINANCIAL SERVICES CORP.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010

Not Applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.

BERWYN FINANCIAL SERVICES CORP.
Notes to Supplemental Schedules
December 31, 2010

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2010 FOCUS Part IIA filing.

Not Applicable: There are no differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2010 FOCUS Part IIA filing.

SIANA CARR O'CONNOR & LYNAM, LLP
Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

*Phone: 610-296-4200 * Fax: 610-296-3659*
www.scolcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Berwyn Financial Services Corp.
Berwyn, Pennsylvania

In planning and performing our audit of the financial statements of Berwyn Financial Services Corp. (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

February 23, 2011